November 15, 2019

George P. Doyle
Chief Financial Officer
Landmark Infrastructure Partners LP
400 Continental Boulevard
Suite 500
P.O. Box 3429
El Segundo, CA 90245

       Re: Landmark Infrastructure Partners LP
           Form 10-K for the Fiscal Year Ending December 31, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2019 Response dated November 8, 2019
           File No. 001-36735

Dear Mr. Doyle:

        We have reviewed your November 8, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
October 24, 2019 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2019

Non-GAAP Financial Measures, page 46

1. We note your response to prior comment 2 and that you revised the labeling of your FFO per unit measure to "FFO per common and subordinated unit - diluted" in the table included on page 48. However, your FFO measure is still labeled "FFO" in your calculation. Please further revise the labeling of your FFO to clarify that it is attributable to common and subordinated unitholders in future filings, including your future earnings releases and future supplemental packages, if applicable.
 George P. Doyle
Landmark Infrastructure Partners LP
November 15, 2019
Page 2

       You may contact Isaac Esquivel at (202) 551-3395 or Kristi Marrone at
(202) 551-3429 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameGeorge P. Doyle                         Sincerely,
Comapany NameLandmark Infrastructure Partners LP
                                                          Division of
Corporation Finance
November 15, 2019 Page 2                                  Office of Real Estate
& Construction
FirstName LastName